UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

JUNO THERAPEUTICS, INC.
(Name of Subject Company (Issuer))
BLUE MAGPIE CORPORATION
(Offeror)
A Wholly-Owned Subsidiary of
CELGENE CORPORATION
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)
48205A 10 9
(CUSIP Number of Class of Securities)
Mark J. Alles
Chief Executive Officer
Celgene Corporation
86 Morris Avenue
Summit, New Jersey 07901
(908) 673-9000
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
Copies to:
Robert A. Cantone, Esq.
Daniel I. Ganitsky, Esq.
Michael E. Ellis, Esq.
Proskauer Rose LLP
Eleven Times Square
New York, New York 10036
(212) 969-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$9,412,756,548	$1,171,888.19

*
Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of   (a) 108,192,604 shares of common stock, $0.0001 par value per share (the “Shares”), of Juno Therapeutics, Inc. (“Juno”), the estimated maximum number of Shares that may be acquired in this tender offer (representing (i) 104,136,136 Shares outstanding (excluding Shares (A) owned by Celgene Corporation (“Celgene”), Blue Magpie Corporation (“Purchaser”) or any other direct or indirect wholly-owned subsidiary of Celgene, (B) owed by Juno (including Shares held in treasury) and (C) constituting unvested restricted stock) and (ii) (A) 3,722,230 Shares issuable upon the exercise of outstanding options exercisable prior to March 2, 2018, (B) 269,385 Shares underlying unvested restricted stock units that vest prior to March 2, 2018 and (C) 64,853 Shares of unvested restricted stock that vest prior to March 2, 2018), multiplied by (b) the offer price of  $87.00 per Share. The foregoing share figures have been provided by Juno to Celgene and Purchaser and are as of January 26, 2018, the most recent practicable date.

**
The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and equals $124.50 per $1,000,000 of transaction value.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	n/a	Filing Party:	n/a
Form of Registration No.:	n/a	Date Filed:	n/a
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☒
going-private transaction subject to Rule 13e-3.

☒
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

CUSIP No. 48205A 10 9
1	Name of reporting person: CELGENE CORPORATION
2	Check the appropriate box if a member of a group (a) ☐ (b)☒
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, U.S.A.
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 11,109,160
	9	Sole dispositive power -0-
	10	Shared dispositive power 11,109,160
11	Aggregate amount beneficially owned by each reporting person 11,109,160
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.7%
14	Type of reporting person CO

This combined Tender Offer Statement, Rule 13e-3 Transaction Statement and Schedule 13D filed under cover of Schedule TO (this “Schedule TO”) relates to the offer by Blue Magpie Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Celgene Corporation, a Delaware corporation (“Celgene”), to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Juno Therapeutics, Inc., a Delaware corporation (“Juno”) (other than any Shares owned at the commencement of the Offer (as defined below) by (i) Celgene, Purchaser or any other direct or indirect wholly-owned subsidiary of Celgene and (ii) Juno (or held in Juno’s treasury)) at a price of   $87.00 per Share, net to the seller in cash, without interest and subject to any withholding of taxes in accordance with the Merger Agreement (as defined in the Offer to Purchase), upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 2, 2018 (the “Offer to Purchase”), which is annexed to and filed with this Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal, which is annexed to and filed with this Schedule TO as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the “Offer.”
Item 1.   Summary Term Sheet.
The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.
Item 2.   Subject Company Information.
This Schedule TO relates to Juno’s common stock, par value $0.0001 per share. The information set forth in “The Tender Offer—Section 6. Price Range of Shares; Dividends” and “The Tender Offer—Section 8. Certain Information Concerning Juno” of the Offer to Purchase is incorporated herein by reference.
Item 3.   Identity and Background of Filing Person.
The information set forth in “The Tender Offer—Section 9. Certain Information Concerning Purchaser and Celgene” in the Offer to Purchase and in Schedule A of the Offer to Purchase is incorporated herein by reference.
Item 4.   Terms of the Transaction.
The information set forth in “The Tender Offer—Section 1. Terms of the Offer,” “The Tender Offer—Section 2. Acceptance for Payment and Payment for Shares,” “The Tender Offer—Section 3. Procedures for Tendering Shares,” “The Tender Offer—Section 4. Withdrawal Rights” and “The Tender Offer—Section 5. Material United States Federal Income Tax Consequences of the Offer and the Merger” in the Offer to Purchase is incorporated herein by reference.
Item 5.   Past Contacts, Transactions, Negotiations and Agreements.
The information set forth in “Special Factors—Section 1. Background,” “Special Factors—Section 9. Transactions and Arrangements Concerning the Shares and Other Securities of Juno” and “Special Factors—Section 10. Certain Agreements between Celgene and its Affiliates and Juno” in the Offer to Purchase is incorporated herein by reference.
Item 6.   Purposes of the Transaction and Plans or Proposals.
The information set forth in “Special Factors—Section 2. Purpose of and Reasons for the Offer and the Merger; Plans for Juno after the Offer and the Merger,” “Special Factors—Section 6. Effects of the Offer” and “The Tender Offer—Section 7. Possible Effects of the Offer; NASDAQ Listing; Exchange Act Registration” in the Offer to Purchase is incorporated herein by reference.
Item 7.   Source and Amount of Funds or Other Consideration.
The information set forth in “The Tender Offer—Section 10. Sources and Amount of Funds” in the Offer to Purchase is incorporated herein by reference.

Item 8.   Interest in Securities of the Subject Company.
The information set forth in “Special Factors—Section 9. Transactions and Arrangements Concerning the Shares and Other Securities of Juno,” “The Tender Offer—Section 9. Certain Information Concerning Purchaser and Celgene” and Schedule B of the Offer to Purchase is incorporated herein by reference.
Item 9.   Persons/Assets Retained, Employed, Compensated or Used.
The information set forth in “The Tender Offer—Section 14. Fees and Expenses” is incorporated herein by reference.
Item 10.   Financial Statements.
The historical financial statements and pro forma financial information of Celgene and Purchaser are not material to the Offer.
Item 11.   Additional Information
The information set forth in “Special Factors—Section 1. Background,” “Special Factors—Section 7. Summary of the Merger Agreement,” “Special Factors—Section 10. Certain Agreements between Celgene and its Affiliates and Juno,” “Special Factors—Section 11. Interests of Certain Juno Executive Officers in the Offer and the Merger” and “The Tender Offer—Section 13. Certain Legal Matters” in the Offer to Purchase is incorporated herein by reference. The information set forth in the Offer to Purchase and the Letter of Transmittal are incorporate herein by reference.
Item 12.   Exhibits.
(a)(1)(A)	Offer to Purchase, dated February 2, 2018
(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9, including instructions for completing the form)
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Summary Newspaper Advertisement as published in the New York Times on February 2, 2018
(a)(5)(A)	Investor Presentation presented on Celgene Investor Conference Call on January 22, 2018 (incorporated by reference to Exhibit 99.1 to Celgene’s Schedule TO-C filed on January 22, 2018)
(a)(5)(B)	Joint Press Release issued by Celgene and Juno on January 22, 2018 (incorporated by reference to Exhibit 99.1 to Celgene’s Schedule TO-C filed on January 22, 2018)
(a)(5)(C)	Transcript of Investor Conference Call with Investors of Celgene held on January 22, 2018 (incorporated by reference to Exhibit 99.1 to Celgene’s Schedule TO-C filed on January 22, 2018)
(a)(5)(D)	Slide Presented at Juno Employee Meeting (incorporated by reference to Exhibit 99.1 to Celgene’s Schedule TO-C filed on January 23, 2018)
(a)(5)(E)	Email from Celgene CEO to Juno Employees (incorporated by reference to Exhibit 99.2 to Celgene’s Schedule TO-C filed on January 23, 2018)
(a)(5)(F)	Excerpt from Celgene’s Fourth Quarter and Full-Year 2017 Earnings Release (incorporated by reference to Exhibit 99.1 to Celgene’s Schedule TO-C filed on January 25, 2018)

(a)(5)(G)	Press Release issued by Celgene on February 2, 2018
(b)	Second Amended and Restated Credit Agreement among Celgene, the lender parties named therein, and Citibank, N.A., as administrative agent, dated as of April 17, 2015 (incorporated by reference to Exhibit 10.1 to Celgene’s Current Report on Form 8-K filed on April 20, 2015), as amended by FIRST AMENDMENT thereto dated as of July 29, 2015 (incorporated by reference to Exhibit 10.1 to Celgene’s Quarterly Report on Form 10-Q filed on May 3, 2016), as further amended by AMENDMENT NO. 2 thereto dated as of April 18, 2016 (incorporated by reference to Exhibit 10.2 to Celgene’s Quarterly Report on Form 10-Q filed on May 3, 2016), as further amended by AMENDMENT NO. 3 dated April 17, 2017 (incorporated by reference to Exhibit 10.2 to Celgene’s Quarterly Report on Form 10-Q filed on April 27, 2017)
(d)(1)	Agreement and Plan of Merger, dated as of January 21, 2018, by and among Purchaser, Celgene and Juno (incorporated by reference to Exhibit 2.1 to Celgene’s Current Report on Form 8-K filed on January 22, 2018)
(d)(2)	Amended and Restated Master Research and Collaboration Agreement, dated August 13, 2015, by and among Celgene, Celgene RIVOT and Juno (incorporated by reference to Exhibit 10.12 to Juno’s Quarterly Report on Form 10-Q filed on August 14, 2015)
(d)(3)	License Agreement, dated April 22, 2016, by and among Celgene, Celgene Switzerland and Juno (incorporated by reference to Exhibit 10.2 to Juno’s Quarterly Report on Form 10-Q filed on August 5, 2016)
(d)(4)	Share Purchase Agreement, dated as of June 29, 2015, between Celgene, Celgene RIVOT and Juno (incorporated by reference to Exhibit 10.1 to Juno’s Current Report on Form 8-K filed on June 29, 2015)
(d)(5)	Voting and Standstill Agreement, dated as of June 29, 2015, between Celgene and Juno (incorporated by reference to Exhibit 10.2 to Juno’s Current Report on Form 8-K filed on June 29, 2015)
(d)(6)	Registration Rights Agreement, dated as of June 29, 2015, between Celgene and Juno (incorporated by reference to Exhibit 10.3 to Juno’s Current Report on Form 8-K filed on June 29, 2015)
(d)(7)	Assignment and Joinder Agreement, dated December 17, 2015, among Celgene, Celgene RIVOT, Celgene Switzerland and Juno (incorporated by reference to Exhibit 7 to Celgene RIVOT’s Schedule 13D/A with respect to Juno filed on January 21, 2015)
(d)(8)	Share Purchase Agreement and Omnibus Amendment, dated as of September 21, 2017, among Celgene, Celgene RIVOT, Celgene Switzerland and Juno (incorporated by reference to Exhibit 10.1 to Juno’s Current Report on Form 8-K filed on September 22, 2017)
(g)	Not applicable
(h)	Not applicable
Item 13.   Information Required by Schedule 13E-3.
The following sets forth information required by Schedule 13E-3 that has not already been set forth in Items 1-12 above. The information set forth in the Offer to Purchase is incorporated herein by reference to the items required by Schedule 13E-3.
Item 2.   Subject Company Information.
(d) The information set forth in “The Tender Offer—Section 6. Price Range of Shares; Dividends” and “The Tender Offer—Section 12. Dividends and Distributions” in the Offer to Purchase is incorporated herein by reference.
(e) Not applicable.

(f) The information set forth in “Special Factors—Section 1. Background,” “Special Factors—Section 9. Transactions and Arrangements Concerning the Shares and Other Securities of Juno” and “Special Factors—Section 10. Certain Agreements between Celgene and its Affiliates and Juno” in the Offer to Purchase is incorporated herein by reference.
Item 4.   Terms of the Transaction
(c)-(e) The information set forth in “Special Factors—Section 8. Appraisal Rights; Rule 13e-3,” “Special Factors—Section 11. Interests of Certain Juno Executive Officers in the Offer and the Merger” and “The Tender Offer—Section 9. Certain Information Concerning Purchaser and Celgene” in the Offer to Purchase is incorporated herein by reference.
(f) Not applicable.
Item 5.   Past Contacts, Transactions, Negotiations and Agreements
(c) The information set forth in “Special Factors—Section 1. Background” and “Special Factors—Section 9. Transactions and Arrangements Concerning the Shares and Other Securities of Juno” in the Offer to Purchase is incorporated herein by reference.
(e) The information set forth in “Special Factors—Section 1. Background” and “Special Factors—Section 10. Certain Agreements between Celgene and its Affiliates and Juno” in the Offer to Purchase is incorporated herein by reference.
Item 6.   Purposes of the Transaction and Plans or Proposals
(b) The information set forth in “Special Factors—Section 2. Purpose of and Reasons for the Offer and the Merger; Plans for Juno after the Offer and the Merger” in the Offer to Purchase is incorporated herein by reference.
(c)(8) The information set forth in “Special Factors—Section 6. Effects of the Offer” in the Offer to Purchase is incorporated herein by reference.
Item 7.   Purposes, Alternatives, Reasons and Effects
The information set forth in “Special Factors—Section 1. Background,” “Special Factors—Section 2. Purpose of and Reasons for the Offer and the Merger; Plans for Juno after the Offer and the Merger,” “Special Factors—Section 6. Effects of the Offer,” “The Tender Offer—Section 7. Possible Effects of the Offer; NASDAQ Listing; Exchange Act Registration” and “The Tender Offer—Section 5. Material United States Federal Income Tax Consequences of the Offer and the Merger” in the Offer to Purchase is incorporated herein by reference.
Item 8.   Fairness of the Transaction
The information set forth in “Special Factors—Section 1. Background,” “Special Factors—Section 3. The Recommendation by the Board of Directors of Juno” and “Special Factors—Section 4. Position of Celgene and Purchaser Regarding Fairness of the Offer and the Merger” in the Offer to Purchase is incorporated herein by reference.
Item 9.   Reports, Opinions, Appraisals and Negotiations
The information set forth in “Special Factors—Section 1. Background,” “Special Factors—Section 4. Position of Celgene and Purchaser Regarding Fairness of the Offer and the Merger” and “Special Factors—Section 5. Opinion of Financial Advisor to Celgene” in the Offer to Purchase is incorporated herein by reference.
Item 10.   Sources and Amounts of Funds or Other Consideration
(c) The information set forth in “The Tender Offer—Section 14. Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

Item 12.   The Solicitation or Recommendation
The information set forth in “Special Factors—Section 9. Transactions and Arrangements Concerning the Shares and Other Securities of Juno” in the Offer to Purchase is incorporated herein by reference.
Item 13.   Financial Statements
(a) The information set forth in “The Tender Offer—Section 8. Certain Information Concerning Juno” in the Offer to Purchase is incorporated herein by reference.
(b) The pro forma financial information of Juno is not material to the Offer.
Item 14.   Persons/Assets, Retained, Employed, Compensated or Used
(b) Neither Celgene nor Purchaser employed or used any officer, employee or corporate assets of Juno in connection with the transaction.
Item 15.   Additional Information
(b) Not applicable.
Item 16. Exhibits
(c)(1)	Opinion of J.P. Morgan Securities LLC dated January 21, 2018 (included as Schedule D to the Offer to Purchase filed as Exhibit (a)(1)(A))
(c)(2)	Presentation by J.P. Morgan to the Board of Directors of Celgene, dated January 21, 2018
(f)	Section 262 of the General Corporation Law of the State of Delaware (included as Schedule C to the Offer to Purchase filed as Exhibit (a)(1)(A))

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 2, 2018
CELGENE CORPORATION
By:
/s/ Mark J. Alles

Mark J. Alles
Chief Executive Officer
BLUE MAGPIE CORPORATION
By:
/s/ Mark J. Alles

Mark J. Alles
Chief Executive Officer

EXHIBIT INDEX
(a)(1)(A)	Offer to Purchase, dated February 2, 2018
(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9, including instructions for completing the form)
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Summary Newspaper Advertisement as published in the New York Times on February 2, 2018
(a)(5)(A)	Investor Presentation presented on Celgene Investor Conference Call on January 22, 2018 (incorporated by reference to Exhibit 99.1 to Celgene’s Schedule TO-C filed on January 22, 2018)
(a)(5)(B)	Joint Press Release issued by Celgene and Juno on January 22, 2018 (incorporated by reference to Exhibit 99.1 to Celgene’s Schedule TO-C filed on January 22, 2018)
(a)(5)(C)	Transcript of Investor Conference Call with Investors of Celgene held on January 22, 2018 (incorporated by reference to Exhibit 99.1 to Celgene’s Schedule TO-C filed on January 22, 2018)
(a)(5)(D)	Slide Presented at Juno Employee Meeting (incorporated by reference to Exhibit 99.1 to Celgene’s Schedule TO-C filed on January 23, 2018)
(a)(5)(E)	Email from Celgene CEO to Juno Employees (incorporated by reference to Exhibit 99.2 to Celgene’s Schedule TO-C filed on January 23, 2018)
(a)(5)(F)	Excerpt from Celgene’s Fourth Quarter and Full-Year 2017 Earnings Release (incorporated by reference to Exhibit 99.1 to Celgene’s Schedule TO-C filed on January 25, 2018)
(a)(5)(G)	Press Release issued by Celgene on February 2, 2018
(b)	Second Amended and Restated Credit Agreement among Celgene, the lender parties named therein, and Citibank, N.A., as administrative agent, dated as of April 17, 2015 (incorporated by reference to Exhibit 10.1 to Celgene’s Current Report on Form 8-K filed on April 20, 2015), as amended by FIRST AMENDMENT thereto dated as of July 29, 2015 (incorporated by reference to Exhibit 10.1 to Celgene’s Quarterly Report on Form 10-Q filed on May 3, 2016), as further amended by AMENDMENT NO. 2 thereto dated as of April 18, 2016 (incorporated by reference to Exhibit 10.2 to Celgene’s Quarterly Report on Form 10-Q filed on May 3, 2016), as further amended by AMENDMENT NO. 3 dated April 17, 2017 (incorporated by reference to Exhibit 10.2 to Celgene’s Quarterly Report on Form 10-Q filed on April 27, 2017)
(c)(1)	Opinion of J.P. Morgan Securities LLC dated January 21, 2018 (included as Schedule D to the Offer to Purchase filed as Exhibit (a)(1)(i))
(c)(2)	Presentation by J.P. Morgan to the Board of Directors of Celgene, dated January 21, 2018
(d)(1)	Agreement and Plan of Merger, dated as of January 21, 2018, by and among Purchaser, Celgene and Juno (incorporated by reference to Exhibit 2.1 to Celgene’s Current Report on Form 8-K filed on January 22, 2018)
(d)(2)	Amended and Restated Master Research and Collaboration Agreement, dated August 13, 2015, by and among Celgene, Celgene RIVOT and Juno (incorporated by reference to Exhibit 10.12 to Juno’s Quarterly Report on Form 10-Q filed on August 14, 2015)
(d)(3)	License Agreement, dated April 22, 2016, by and among Celgene, Celgene Switzerland and Juno (incorporated by reference to Exhibit 10.2 to Juno’s Quarterly Report on Form 10-Q filed on August 5, 2016)

(d)(4)	Share Purchase Agreement, dated as of June 29, 2015, between Celgene, Celgene RIVOT and Juno (incorporated by reference to Exhibit 10.1 to Juno’s Current Report on Form 8-K filed on June 29, 2015)
(d)(5)	Voting and Standstill Agreement, dated as of June 29, 2015, between Celgene and Juno (incorporated by reference to Exhibit 10.2 to Juno’s Current Report on Form 8-K filed on June 29, 2015)
(d)(6)	Registration Rights Agreement, dated as of June 29, 2015, between Celgene and Juno (incorporated by reference to Exhibit 10.3 to Juno’s Current Report on Form 8-K filed on June 29, 2015)
(d)(7)	Assignment and Joinder Agreement, dated December 17, 2015, among Celgene, Celgene RIVOT, Celgene Switzerland and Juno (incorporated by reference to Exhibit 7 to Celgene RIVOT’s Schedule 13D/A with respect to Juno filed on January 21, 2015)
(d)(8)	Share Purchase Agreement and Omnibus Amendment, dated as of September 21, 2017, among Celgene, Celgene RIVOT, Celgene Switzerland and Juno (incorporated by reference to Exhibit 10.1 to Juno’s Current Report on Form 8-K filed on September 22, 2017)
(f)	Section 262 of the General Corporation Law of the State of Delaware (included as Schedule C to the Offer to Purchase filed as Exhibit (a)(1)(i))
(g)	Not applicable
(h)	Not applicable